

Traditions

CITIZENS HOLDING COMPANY 2001 ANNUAL REPORT

To Our Stockholders


THE MISSISSIPPI
BANKER
VOLUME 86, NUMBER 1
JULY/AUGUST 2001
Steve Webb, 113th President
Mississippi Bankers Association

The year 2001 was a wild one as far as financial companies were concerned. We experienced unprecedented swings in interest rates that peaked in February 2001 and by the end of the year were the lowest we can remember. This year was also a sad and tragic year, as we all know. On September 11th, I was attending a meeting in the FDIC Building in Washington when the Pentagon was hit. I walked out to the street and saw smoke coming from the Pentagon and witnessed the pandemonium taking place. Little did I realize the impact this would have on the world and on Citizens Holding Company.



The year has also brought wide swings in the stock market and unbelievable losses of market values. I feel good that our company again was more profitable in 2001 than any year in its existence. Our stock price has also advanced and seems to be holding well. We have increased cash dividends in the first quarter of 2002 to $0.12 per share or $0.48 per share when annualized. This is an increase of 25% over 2001. This represents a cash payment of about 40% of projected earnings. We feel that we can sustain this dividend and continue to have capital to support future growth.



"I feel good that our company again was more profitable in 2001 than any year in its existence."


SILVERSTAR
SILVERSTAR
Choctaw
Indian
SCHOOL BUS
Weyerhaeuser

On the subject of growth, we acquired branches in Decatur and Forest, Mississippi from Union Planters Bank during the year 2001 and added over $30,000,000 in assets. We are in the process of acquiring Citizens Bank and Trust Company in Louisville and Noxapater, Mississippi, and when this is completed will add another $70,000,000 in assets. All of these acquisitions are in close proximity to our home base and we think we know how to operate in these areas.


County

Additional investments in personnel have been made in the area of management infrastructure. Terry Woods, the former President of Inter-City Federal Bank in Louisville and Stanley Salter, former Branch Manager of the Philadelphia Operations of National Bank of Commerce, have joined us as Vice Presidents of the Bank. These along with other highly professional officers will assure a continuity of management of your company.

We continue to upgrade our computer technology and are installing document imaging in the second quarter of this year. We will be moving the entire computer operations to a different building, which was purchased a few years ago with such a plan in mind.

"We know that our primary job is to maximize stockholder value and we are convinced that a big part of this is through maximizing performance of The Citizens Bank."

It is fortunate that our operating area is experiencing growth due largely to the expansion of the casino and water park at the Pearl River Resort. We will also have a positive impact from the new Nissan Plant in Canton. The job market in this area is in for a big upward movement starting in the second half of 2002 and should really take off in 2003. We are in position to grow with this expansion in our economy.

We know that our primary job is to maximize stockholder value and we are convinced that a big part of this is through maximizing performance of The Citizens Bank.

On behalf of the Directors and Employees, we want you to know that we will continue to do our best and we thank the stockholders for allowing us to represent them through Citizens Holding Company.


School

Steve Webb
Chairman, President & CEO

Bank Officers:

Steve Webb
Chairman, President & CEO

Greg McKee
Executive Vice President

Danny Hicks
Sr. Vice President

Robert T. Smith
Sr. Vice President & CFO

Erdis Chaney
Vice President & Cashier

Tim Lofton
Vice President & CIO

Randy Cheatham
Vice President

Mike Guthrie
Vice President

Joe Foster
Vice President & Trust

Murray Johnson
Vice President

Jackie Hester
Vice President & Marketing

Kaye Johnson
Vice President

Terry Woods
Vice President

Stanley Salter
Vice President

Darrell Bates
Asst. Vice President

David Sharp
Asst. Vice President

Gayle Sharp
Asst. Vice President

Jean T. Fulton
Assistant Cashier

Lucille M. Myatt
Assistant to the President

Carolyn K. McKee
Student Loan Officer

Mark Majure
Assistant Cashier

Beth Branning
Assistant Cashier

Pat Stokes
Assistant Cashier

Adriana Burt
Assistant Cashier

Mitch Peden
Assistant Cashier

Brad Copeland
Assistant Cashier

Sommer Vick
Accounting Officer

Carthage Branch

Mike Brooks
President

J. Michael Ellis
Vice President

Billie Nell Dowdle
Vice President

Byron Hines
Vice President

Margaret Thompson
Assistant Cashier

Judy Kuntz
Assistant Cashier

Carol Wright
Assistant Cashier

Sebastopol Branch

Linda Bennett
President

Union Branch

Robert C. Palmer, Jr.
President

Karen Foster
Asst. Vice President

Dekalb Branch

Steven Lockley
Vice President

Kosciusko Branch

Charlie Hudson
Vice President

Joanne Sanders
Assistant Cashier

Scooba Branch

Fran Knight
Vice President

Meridian Branch

Charles Young
Vice President

Forest Branch

Richard Latham
Vice President

Dymple Winstead
Asst. Vice President

Decatur Branch

Ken Jones
Vice President

Mortgage Loan Dept.

David Blair, Jr.
Vice President

Citizens Holding Co. Officers:

Steve Webb
Chairman, President & CEO

Carolyn K. McKee
Secretary

Robert Smith
Treasurer

Directors:

M. G. Bond
Retired Mississippi State Senator

Karl Brantley
Plant Manager
U.S. Electric Motors

W. W. Dungan
Partner
McDaniel Timber Company

Don Fulton
President and General Manager
Nemanco, Inc.

Don L. Kilgore
Attorney
Thomas and Kilgore, P. A.

David A. King
Proprietor
Philadelphia Motor Company

Herbert A. King
Civil Engineer
King Engineering Associates, Inc.

George R. Mars
Retired Proprietor
Mars Department Store

William M. Mars
Attorney
Mars, Mars, Mars & Chalmers P.A.

Greg McKee
Executive Vice President
The Citizens Bank

David P. Webb
Attorney
Phelps Dunbar LLP

Steve Webb
Chairman, President & CEO
Citizens Holding Company and
The Citizens Bank of Philadelphia

Locations:

The Citizens Bank
Main Office
521 Main St.
Philadelphia, MS 39350
601.656.4692

Westside Branch
912 West Beacon St.
Philadelphia, MS 39350
601.656.4978

Northside Branch
802 Pecan Avenue
Philadelphia, MS 39350
601.656.4977

Eastside Branch
599 East Main St.
Philadelphia, MS 39350
601.656.4976

Pearl River Branch
110 Choctaw Town Ctr.
Philadelphia, MS 39350
601.656.4971

Union Branch
502 Bank St.
Union, MS 39365
601.656.4879
601.774.9231

Carthage Main Office
219 West Main St.
Carthage, MS 39051
601.267.4525

Crossroads Branch
501 Hwy 35 South
Carthage, MS 39051
601.267.4525

Madden Branch
53 Dr. Brantley Road
Madden, MS 39109
601.267.7366

Sebastopol Branch
17561 Highway 21
Sebastopol, MS 39359
601.625.7447

DeKalb Branch
Corner of Main & Bell St.
DeKalb, MS 39328
601.743.2115

Kosciusko Branch
775 North Jackson St.
Kosciusko, MS 39090
662.289.4356

Scooba Branch
1048 Johnson Street
Scooba, MS 39358
662.476.8431

Meridian Branch
2209 Highway 45 North
Suite E
Meridian, MS 39301
601.693.8367

Decatur Branch
15330 Hwy 15 South
Decatur, MS 39327
601.635.2321

Forest Branch
247 Woodland Drive North
Forest, MS 39074
601.469.3424

Phone Teller: 1.800.397.0344
Internet Banking: http://www.thecitizensbankphila.com


Traditi

CITIZENS HOLDING COMPANY 2001 ANNUAL REPORT

MARKET PRICE AND DIVIDEND INFORMATION

Market Price.

The Corporation=s Common Stock is traded on the American Stock Exchange (AAMEX@) under the symbol ACIZ.@ The stock began trading on the AMEX on October 19, 1999 and prior to that date was sold by private transactions between parties. On December 31, 2001, the Common Stock=s closing price was $16.60.

2000	High	Low	Dividends Declared (per common share)
January - March	13.67	11.17	0.067
April - June	11.17	10.13	0.067
July - September	12.00	10.75	0.067
October - December	11.59	10.92	0.083

2001	High	Low	Dividends Declared (per common share)
January - March	11.17	10.33	0.083
April - June	11.83	10.77	0.100
July - September	13.17	11.50	0.100
October - December	16.60	12.17	0.100

Per share information included in the above table has been adjusted to reflect the three-for-two (3:2) common stock split effective January 2, 2002.

On March 11, 2002, the shares of Common Stock were held of record by approximately 458 shareholders.

Dividends

Dividends, retroactively adjusted to give effect to the three-for-two stock split, totaled $0.383 per share for 2001 compared to $0.284 in 2000 and $.213 in 1999. These dividends reflect a 35% increase in 2001 over 2000 and a 33% increase in 2000 over 1999.

The Corporation declares dividends on a quarterly basis in March, June, September and December with payment following at the end of the month in which the dividend was declared.

Funds for the payment by the Corporation of cash dividends are obtained from dividends received by the Corporation from the Bank. Accordingly, the declaration and payment of dividends by the Corporation depend upon the Bank's earnings and financial condition, general economic conditions, compliance with regulatory requirements, and other factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2001, 2000 and 1999

BACKGROUND

Citizens Holding Company (the "Company") is a one-bank holding company that holds 97.44% of the outstanding shares of The Citizens Bank of Philadelphia, Mississippi (the "Bank"). The Company was incorporated under Mississippi law on February 16, 1982.

The Bank was opened on February 8, 1908 as The First National Bank of Philadelphia. In 1917, the Bank surrendered its national charter and obtained a state charter at which time the name of the Bank was changed to The Citizens Bank of Philadelphia, Mississippi. At December 31, 2001, the Bank was the largest bank headquartered in Neshoba County with total assets of $426,684,787 and total deposits of $360,065,165. The principal executive offices of both the Company and the Bank are located at 521 Main Street, Philadelphia, Mississippi 39350 and its telephone number is (601) 656-4692. All references hereinafter to the activities or operations of the Company reflect the Company's acting or operating through the Bank.

OVERVIEW

The Company continued in 2001 to show good growth for the period in assets and loans. Total assets at the end of 2001 were $427,212,874, an increase of 11.6% over 2000; net loans were $260,903,091, an increase of 4.9% over 2000 and deposits increased to $359,309,007, an increase of 24.9% over 2000. This increase was aided by the acquisition in July 2001 of the two Union Planters branches in Forest and Decatur which added $30,506,745 in assets, including $11,703,517 in loans and $30,284,185 in deposits.

Net income after taxes of the Company for 2001 increased by 3.2% from 2000 to $5,710,898. Net income was affected in 2001 by a decrease in interest paid on deposits and other borrowed money. Net income for 2000 and 1999 was down 1.6% and up 19.3%, respectively, both years' increases in net income being influenced greatly by the fluctuating interest rate environment and asset and loan growth. Net income for 2001 produced, on a fully diluted basis, earnings per share of $1.15 compared to $1.11 for 2000 and $1.13 for 1999.

The Company's Return on Average Assets (ROA) was 1.41% in 2001, compared to 1.48% in 2000 and 1.62% in 1999, and our Return on Average Equity (ROE) was 11.98% in 2001, 13.60% in 2000 and 14.95% in 1999. Although net income increased in 2001, ROA and ROE decreased because net income increased at a lower rate than average assets and average equity. In 2000, ROE and ROA also decreased due to a larger growth in assets and equity at the same time when earnings were relatively flat. ROE has declined over the last five years due to the retention of retained earnings that caused our capital percentages to rise. During this period, leverage capital ratios increased from 10.46% in 1997 to 10.51% in 2001 even though assets increased 49%.

SELECTED DATA

The following selected data has been taken from the Company's consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes included elsewhere. The major components of the Company's operating results for the past five years are summarized in Table 1 - Five Year Financial Summary of Consolidated Statements and Related Statistics. All dollar references in the following tables are in thousands except for per share data. All per share data has been adjusted to give effect to the three-for-two stock split of January 2, 2002.

TABLE 1 - FIVE YEAR SUMMARY OF CONSOLIDATED STATEMENTS AND RELATED STATISTICS
(amounts in thousands, except percent and per share data)

	2001	2000	1999	1998	1997
Summary of Earnings					
Total Interest Income	$ 29,119	$ 28,638	$ 25,476	$ 23,956	$ 21,588
Total Interest Expense	13,399	14,064	10,974	10,860	9,659
Provision for loan losses	1,123	918	849	846	740
Non-interest income	3,980	3,285	3,122	2,897	2,990
Non-interest expense	10,308	8,772	8,361	7,948	7,046
Income tax expense	2,558	2,635	2,793	2,487	2,561
Net Income	5,711	5,534	5,621	4,712	4,490
Per Share Data					
Earnings-basic	$ 1.15	$ 1.12	$ 1.13	$ 0.95	$ 0.91
Earnings-diluted	$ 1.15	$ 1.11	$ 1.13	$ 0.95	$ 0.91
Cash dividends	$ 0.383	$ 0.283	$ 0.213	$ 0.160	$ 0.113
Book value at year end	$ 9.51	$ 8.74	$ 7.57	$ 7.15	$ 6.29
Selected Year End Actual Balances					
Loans, net of unearned income	$264,278	$252,022	$234,349	$211,349	$194,304
Allowance for possible loan losses	(3,375)	(3,325)	(3,100)	(2,900)	(2,700)
Investment securities	122,567	103,533	102,451	91,539	67,292
Total assets	427,213	382,800	362,790	334,232	286,634
Deposits	359,309	289,908	284,462	282,242	248,984
Long term borrowings	14,629	10,000	10,000	10,000	-
Shareholders' equity	47,182	43,377	37,546	35,455	31,220
Selected Year End Average Balances					
Loans, net of unearned income	$255,185	$244,307	$221,165	$202,228	$186,843
Allowance for possible loan losses	(3,335)	(3,198)	(2,974)	(2,701)	(2,523)
Investment securities	106,632	102,325	97,219	79,401	70,023
Total assets	403,881	374,439	347,613	314,896	279,961

Deposits	327,536	290,704	288,176	268,514	242,459
Long term borrowings	14,815	10,000	10,000	7,630	3
Shareholders' equity	47,664	40,701	37,603	33,513	28,920
Selected Ratios					
Return on average assets	1.41%	1.48%	1.62%	1.50%	1.60%
Return on average equity	11.98%	13.60%	14.95%	14.08%	15.24%
Dividend payout ratio	33.31%	25.41%	18.84%	16.85%	12.52%
Equity to year end assets	11.04%	11.33%	10.35%	10.61%	10.89%
Total risk-based capital to risk-adjusted assets	18.40%	18.88%	18.52%	18.13%	17.02%
Leverage capital ratio	10.51%	11.61%	11.06%	10.61%	10.46%
Efficiency ratio	51.32%	47.20%	45.48%	48.01%	45.56%

NET INTEREST INCOME

Net interest income is the most significant component of the Company's earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities, and interest paid on deposits and other borrowed funds. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is determined by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities and interest rates.

Net interest income on a tax equivalent basis was $16,047,000, $14,403,000 and $14,455,000 and the net interest margin percentage was 4.32%, 4.16% and 4.52% for the years 2001, 2000 and 1999, respectively. In 2001, the yield on earnings assets decreased to 7.91% from 8.22% and the rate on interest-bearing liabilities decreased to 4.35% from 4.85%. Earning assets volume increased 7.4% while interest-bearing liabilities volume increased 6.2% in 2001. The larger increases in volume of interest-bearing assets and the smaller interest rate reduction combined to cause the rise in net interest income in 2001.

In 2000, the yield on earning assets increased to 8.22% from 7.94% and the rate on interest-bearing liabilities increased to 4.85% from 4.11%. Total volume of earning assets increased 8.2% while interest-bearing liabilities increased 8.8% in 2000.

In 1999, the yield on earning assets declined 15 basis points from 1998 but was overcome by a 38 basis point decline in the rate on interest-bearing liabilities. This combination was the main reason that the net interest margin increased to 4.52% in 1999.

During this three year period, loan demand has remained strong and has allowed the Company to continue to invest its available funds in loans that provide the Company with yields that are greater than the yields on investment securities. Strong deposit growth in 2001 allowed the Company to reduce its dependence on wholesale funding such as advances from the Federal Home Loan Bank and federal funds purchased.

TABLE 2 - AVERAGE BALANCE SHEETS AND INTEREST RATES

	Average Balance			Income/Expense			Average Yield/Rate		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Loans:									
Commercial Loans	$232,424	$221,671	$199,537	$20,275	$19,568	$17,138	8.72%	8.83%	8.59%
Installment Loans (Net)	21,521	21,572	20,751	2,503	2,319	2,199	11.63%	10.75%	10.60%
Total Loans	253,945	243,243	220,288	22,778	21,887	19,337	8.97%	9.00%	8.78%
Investment Securities									
Taxable	78,423	79,533	80,075	4,671	5,067	4,729	5.96%	6.37%	5.91%
Tax-exempt	23,952	22,370	16,143	1,498	1,438	1,191	6.25%	6.43%	7.38%
Total Investment Securities	102,375	101,903	96,218	6,169	6,505	5,920	6.03%	6.38%	6.15%
Federal Funds Sold and Other	15,681	1,181	3,541	487	75	172	3.11%	6.35%	4.86%
Total Interest Earning Assets	372,001	346,327	320,047	29,434	28,467	25,429	7.91%	8.22%	7.95%
Non-Earning Assets	31,880	28,112	27,566						
Total Assets	$403,881	$374,439	$347,613						
Deposits:									
Interest-bearing Demand Dep	$82,127	$75,810	$77,821	$1,930	$2,333	$2,099	2.35%	3.08%	2.70%
Savings	19,828	19,271	19,481	521	672	603	2.63%	3.49%	3.10%
Time	183,883	158,185	153,497	9,727	8,747	7,385	5.29%	5.53%	4.81%
Total Deposits	285,838	253,266	250,799	12,178	11,752	10,087	4.26%	4.64%	4.02%
Borrowed Funds									
Short-term Borrowings	9,721	26,696	5,805	544	1,748	323	5.60%	6.55%	5.56%
Long-term Borrowings	12,407	10,000	10,000	665	564	564	5.36%	5.64%	5.64%
Total Borrowed Funds	22,128	36,696	15,805	1,209	2,312	887	5.46%	6.30%	5.61%
Total Interest-Bearing Liabilities	307,966	289,962	266,604	13,387	14,064	10,974	4.35%	4.85%	4.12%
Non-Interest Bearing Liabilities									
Demand Deposits	41,368	37,439	37,377						
Other Liabilities	6,883	6,334	6,029						
Shareholders' Equity	47,664	40,704	37,603						
Total Liabilities and Shareholders' Equity	$403,881	$374,439	$347,613						
Interest Rate Spread							3.56%	3.37%	3.83%
Net Interest Income				$16,047	$14,403	$14,455			
Net Interest Margin							4.32%	4.16%	4.52%

Table 3 - Net Average Interest Earning Assets illustrates net interest earning assets and liabilities for 2001, 2000, and 1999.

TABLE 3 - NET AVERAGE INTEREST EARNING ASSETS

	2001	2000	1999
Average interest earning assets	$372,001	$346,327	$320,047
Average interest bearing liabilities	307,966	289,962	266,604
Net average interest earning assets	$64,035	$56,365	$53,443

Table 4 – Volume/Rate Analysis depicts the dollar effect of volume and rate changes from 1999 through 2001. Variances which were not specifically attributable to volume or rate were allocated proportionately between rate and volume using the absolute values of each for a basis for the allocation. Non-accruing loans were included in the average loan balances used in determining the yields. Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a marginal federal income tax rate of 34%.

TABLE 4 - VOLUME/RATE ANALYSIS

	2001 change from 2000 2001 Change from 2000			2000 change from 1999 2000 Change from 1999		
	Volume	Rate	Total	Volume	Rate	Total
INTEREST INCOME						
Loans	960	-69	891	2,066	484	2,550
Taxable Securities	-66	-330	-396	-34	372	338
Non-Taxable Securities	99	-39	60	1,332	-1,085	247
Federal Funds Sold and Other	450	-38	412	-157	60	-97
TOTAL INTEREST INCOME	$1,443	-$476	$967	$3,207	-$169	$3,038
INTEREST EXPENSE						
Interest-bearing demand deposits	148	-551	-403	-62	296	234
Savings Deposits	15	-166	-151	-7	76	69
Time Deposits	1,359	-379	980	259	1,103	1,362
Short-term borrowings	-950	-254	-1,204	1,368	57	1,425
Long-term borrowings	129	-28	101	0	0	0
TOTAL INTEREST EXPENSE	701	-1,378	-677	1,558	1,532	3,090
NET INTEREST INCOME	$742	$902	$1,644	$1,649	-$1,701	-$52

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

The provision for loan losses represents charges against operations to establish reserves for probable loan losses inherent in the Company's loan portfolio. This expense is determined by a number of factors including historical loan losses, assessment of specific credit weaknesses within the portfolio, assessment of the prevailing economic climate, and other factors that may affect the overall condition of the loan portfolio. The ratio of net loans charged off to average loans was .42% in 2001, .28% in 2000, .29% in 1999, .32% in 1998 and .29% in 1997. These percentages are representative of normal loan charge-offs and are not the result of an economic downturn in any particular segment of our economy. Management evaluates the adequacy of the allowance for loan loss on a quarterly basis and makes provisions to the allowance based on this analysis.

The provision was $1,123,166 in 2001, $917,519 in 2000, $849,344 in 1999, $846,466 in 1998 and $740,309 in 1997. At the end of 2001, the allowance for loan losses was $3,375,000, an amount that management considers to be sufficient to protect against future loan losses.

Activity in the allowance for loan losses is reflected in Table 5 - Analysis of Allowance for Loan Losses. The Company's policy is to charge-off loans, when, in management's opinion, the loan is deemed uncollectable, although concerted efforts are made to maximize recovery of the loan after it is charged off.

TABLE 5 - ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

	2001	2000	1999	1998	1997
BALANCE AT BEGINNING OF YEAR	$3,325	$3,100	$2,900	$2,700	$2,500
LOANS CHARGED-OFF					
Commercial, financial and agricultural	612	186	320	364	326
Real estate - construction	0	0	0	0	0
Real estate - mortgage	36	26	74	10	13
Consumer	675	801	522	505	449
TOTAL CHARGE-OFFS	1,323	1,013	916	879	788
CHARGE-OFFS RECOVERED					
Commercial, financial and agricultural	22	121	122	55	89
Real estate - construction	0	0	0	0	0
Real estate - mortgage	26	24	0	3	0
Consumer	202	175	145	175	159
TOTAL RECOVERIES	250	320	267	233	248
Net loans charged-off	1,073	693	649	646	540
Current year provision	1,123	918	849	846	740
BALANCE AT END OF YEAR	$3,375	$3,325	$3,100	$2,900	$2,700
Loans at year end	$264,278	$252,022	$234,349	$211,349	$191,605
Ratio of allowance to loans at year end	1.28%	1.32%	1.32%	1.37%	1.41%
Average loans - net of unearned	$255,185	$244,307	$221,165	$202,228	$186,843
Ratio of net loans charged-off to average loans	0.42%	0.28%	0.29%	0.32%	0.29%

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES AT DECEMBER 31,

	2001	2000	1999	1998	1997
Commercial, financial and agricultural	$ 1,200	$ 1,000	$ 900	$ 850	$ 800
Real estate - construction	250	250	225	225	225
Real estate - mortgage	700	650	600	575	550
Consumer	1,175	1,075	1,050	950	850
Unallocated	50	350	325	300	275
Total	$ 3,375	$ 3,325	$ 3,100	$ 2,900	$ 2,700

COMPOSITION OF LOAN PORTFOLIO BY TYPE AT DECEMBER 31,

	2001	2000	1999	1998	1997
Commercial, financial and agricultural	47.25%	48.02%	47.52%	46.25%	46.08%
Real estate - construction	2.26%	2.08%	3.02%	3.11%	2.30%
Real estate - mortgage	30.18%	29.35%	28.43%	27.40%	27.50%
Consumer	20.31%	20.55%	21.03%	23.24%	24.12%
	100.00%	100.00%	100.00%	100.00%	100.00%

Non-performing assets and relative percentages to loan balances are presented in Table 6 - Non-performing Assets. Non-performing loans include non-accrual loans, restructured loans, and loans delinquent 90 days or more. Loans are classified as non-accrual when management believes that collection of interest is doubtful, typically when payments are past due over 90 days, unless well secured and in the process of collection. Another element associated with asset quality is other real estate owned (OREO), which represents properties acquired by the Company through loan defaults by customers.

Loans on non-accrual status amounted to $418,813 in 2001 and the effect of such loan classification was to reduce interest income by $123,804. All interest accrued on these loans at the time they are classified as non-accrual is reversed and interest accruals are suspended until such time that the loan is in compliance with its terms.

TABLE 6 - NON-PERFORMING ASSETS

As of December 31,

	2001	2000	1999	1998	1997
PRINCIPAL BALANCE - DOMESTIC					
Non-accrual	$419	$590	$390	$649	$344
90 days or more past due	2,918	1,746	1,643	1,641	1,862
Troubled debt restructuring	0	0	0	0	0
TOTAL DOMESTIC LOANS	$3,337	$2,336	$2,033	$2,290	$2,206
PRINCIPAL BALANCE - FOREIGN					
Non-accrual	$0	$0	$0	$0	$0
90 days or more past due	0	0	0	0	0
Troubled debt restructuring	0	0	0	0	0
TOTAL FOREIGN LOANS	$0	$0	$0	$0	$0
TOTAL NON-PERFORMING LOANS	$3,337	$2,336	$2,033	$2,290	$2,206
Income on non-accrual loans not recorded	$31	$147	$110	$135	$32
Non-performing as a percent of loans	1.27%	0.93%	0.87%	1.08%	1.15%
Other real estate owned	$340	$133	$292	$57	$10
OREO as a percent of loans	0.13%	0.05%	0.15%	0.03%	0.01%
Allowance as a percent of non-performing loans	101.14%	142.34%	152.48%	126.64%	122.39%

Statements of Financial Accounting Standard No. 114 and 118, "Accounting by Creditors for Impairment of a Loan," became effective January 1, 1995. These statements changed the way loan loss allowance estimates were to be made for problem loans. In general, when it is determined that principal and interest due under the contractual terms of a loan are not fully collectible, management must value the loan using discounted future expected cash flows. Management has not recognized any loans as being impaired in conformity with FASB 114 and 118 for the years 2001, 2000, 1999, 1998 and 1997.

Management believes loans classified for regulatory purposes as loss, doubtful or substandard that are not included in non-performing or impaired loans do not represent or result from trends or uncertainties which will have a material impact on future operating results, liquidity, or capital resources. In addition to loans classified for regulatory purposes, management also designates certain loans for internal monitoring purposes in a watch category. Loans may be placed on management's watch list as a result of delinquent status, concern about the borrower's financial condition or the value of the collateral securing the loan, substandard classification during regulatory examinations, or simply as a result of management's desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans with loss potential that are still performing and accruing interest and may be current under the terms of the loan agreement; however, management may have a significant degree of concern about the borrowers' ability to continue to perform according to the terms of the loan. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan. Also, watch category loans may include credits which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower.

NON-INTEREST INCOME AND EXPENSE

A listing of non-interest income and expense from 1999 through 2001 and percentage changes between years is included in Table 7 - Non-interest Income and Expense.

TABLE 7 - NON-INTEREST INCOME & EXPENSE

		2001	% CHANGE FROM '00		2000	% CHANGE FROM '99		1999
NON-INTEREST INCOME								
Income from fiduciary activities	$	2	0.00%	$	2	0.00%	$	2
Service charges on deposit accounts		2,810	13.77%		2,470	4.13%		2,372
Other operating income		1,168	43.79%		813	8.69%		748
TOTAL NON-INTEREST INCOME	$	3,980	21.19%	$	3,285	5.22%	$	3,122
NON-INTEREST EXPENSE								
Salaries and employee benefits	$	5,597	14.18%	$	4,902	5.28%	$	4,656
Occupancy expense		1,631	17.68%		1,386	1.54%		1,365
Other operating expense		3,080	23.99%		2,484	6.20%		2,340
TOTAL NON-INTEREST EXPENSE	$	10,308	17.51%	$	8,772	4.93%	$	8,361

Non-interest income typically consists of service charges on checking accounts and other financial services. With continued pressure on net interest income, the Company has sought to increase its non-interest income through the expansion of fee income and the development of new services. Currently, the Company's main sources of non-interest income are service charges on checking, safe deposit box rentals, credit life insurance premiums, title insurance service fees and income contributions from the Company's credit life insurance subsidiary.

Non-interest income for 2001 was $3,980,612, an increase of $695,792 or 21.2% over 2000. This increase was attributable to increases in checking account service charges related to volume increases, an increase in the number of safe deposit boxes rented, and another year of increased income from its credit life and title insurance subsidiaries and fees from its mortgage origination department.

Similarly, non-interest income rose by $162,598 or 5.2% in 2000 over 1999. This increase was also due to increased fees from the addition of more deposit accounts and good earnings growth from the credit life subsidiary.

Non-interest expenses consist of salaries and benefits, occupancy expense and other overhead expenses incurred by the Company in the transaction of its business. Non- interest expense increased $1,536,558 or 17.5% in 2001 over 2000 and increased $411,663 in 2000 over 1999. The increases in both years were mainly from normal growth activity in the Company although the purchase of the Union Planters branches contributed significantly to the increase in 2001.

In 2001, the Company's efficiency ratio was 51.32% compared to 47.20% in 2000 and 45.48% in 1999. The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income, on a fully tax equivalent basis, and non-interest income.

INCOME TAXES

The Corporation records a provision for income taxes currently payable, along with a provision for deferred taxes to be realized in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The major difference between the effective tax rate applied to the Corporation's financial statement income and the federal statutory rate of 34% is interest on tax-exempt securities and loans.

The Corporation's effective tax rate was 30.93%, 32.26% and 33.19% in 2001, 2000 and 1999, respectively. Further tax information regarding the Corporation is disclosed in Note 5 to the consolidated financial statements.

SECURITIES

At December 2001, the Corporation classified all of its securities as available-for-sale. Securities available-for-sale are reported at fair value, with unrealized gains and losses included as a separate component of equity, net of tax. The Corporation does not classify any securities as held to maturity or held for trading purposes.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. In 1999, SFAS No. 133 was amended to extend its effective date such that it is applicable to financial statements for all fiscal quarters beginning after June 15, 1999. Management does not believe that the implementation of SFAS No. 133 will have any impact on the financial statements of the Company because the Company does not engage in derivative or hedging activities.

Table 8 - Securities and Securities Maturity Schedule summarizes the carrying value of securities from 1999 through 2001 and the maturity distribution at December 31, 2001, by classification.

TABLE 8 - SECURITIES

	2001	2000	1999
SECURITIES AVAILABLE FOR SALE			
U. S. Treasury	$31,014	$41,341	$41,428
U. S. Agencies	10,676	20,147	18,670
Mortgage Backed	52,362	15,925	19,466
State, Municipal and Other	28,515	26,120	22,887
TOTAL SECURITIES AVAILABLE FOR SALE	$122,567	$103,533	$102,451
SECURITIES HELD TO MATURITY			
TOTAL SECURITIES HELD TO MATURITY	$0	$0	$0
TOTAL SECURITIES	$122,567	$103,533	$102,451

SECURITIES MATURITY SCHEDULE

	1 year or less		1 to 5 years		5 to 10 years		over 10 years	
	Actual Balance	Average Yield	Actual Balance	Average Yield	Actual Balance	Average Yield	Actual Balance	Average Yield
AVAILABLE-FOR-SALE								
U. S. Treasury	$12,279	6.18%	$18,735	4.47%	$0	0.00%	$0	0.00%
U. S. Agencies	0	0.00%	6,114	6.66%	4,142	6.55%	420	7.23%
Mortgage Backed	536	5.44%	6,038	5.91%	10,855	5.80%	34,690	6.14%
State, Municipal and Other (1)	1,817	7.77%	5,063	6.59%	6,636	7.07%	15,242	7.50%
TOTAL AVAILABLE-FOR-SALE	$14,632	6.35%	$35,950	5.38%	$21,633	6.33%	$50,352	6.56%
TOTAL HELD-TO-MATURITY	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%

(1) Average rates were calculated on tax equivalent basis using a marginal federal income tax rate of 34% and a state tax rate of 5%.

Although the change in equity due to market value fluctuations in the available-for-sale portfolio is not used in the Tier 1 capital calculation, the change which occurred in the unrealized gain/loss on securities between 2001 and 2000 was a result of the changing in the interest rate environment during that period, in conjunction with the change in the portfolio mix.

LOANS

The loan portfolio constitutes the major earning asset of the Company and, in the opinion of management, offers the best alternative for maximizing interest spread above the cost of funds. The Company's loan personnel has the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit that exceeds the authority of the loan officer is forwarded to the loan committee for approval. The loan committee is composed of various directors, including the Chairman. All aggregate credits which exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Company's loan policy but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

The Company has stated in its Loan Policy the following objectives for its loan portfolio: (a) to make loans on sound and thorough credit analysis, (b) proper documentation of all loans, (c) to eliminate loans from the portfolio that are under-priced, high risk or difficult and costly to administer, (d) to seek good relationships with the customer, (e) to avoid undue concentrations of loans, and (f) to keep non-accrual loans to a minimum by aggressive collection policies.

In general, the loan growth experienced in 2001 was due to a continuation of the overall growth in the area that is served by the Company. The acquisition of the Union Planters branches added approximately $11,703,517 in loans in the second quarter of 2001. The continued success of the casino on the nearby Choctaw Indian Reservation caused an increase in the number of businesses to serve the visitors drawn by the casino. The increase of jobs in the area also helped to tighten the housing market in the area and caused a large number of new houses to be built. This is evidenced by the fact that real estate mortgage loans grew by $5,724,725 or 7.7% in 2001, $7,447,552 or 11.1% in 2000 and $8,738,416 or 14.9% in 1999.

Commercial and agricultural loans also showed large growth during this period. These loans grew $3,718,912 or 3.0% in 2001, $9,777,317 or 8.7% in 2000 and $13,678,304 or 13.8% in 1999. This increase was not caused solely by the influence of the casino in the area, but was due in part to an increase in the number of loans to poultry producers originated during this period.

Consumer loans have shown moderate growth during the period. This category increased $1,824,679 or 3.5% in 2001, $2,554,094 or 5.1% in 2000 and $106,008 or .2% in 1999. Changes in consumer purchasing habits and the increase in loan sources have affected the growth of this segment of loans. Low unemployment has insured that more people have jobs and that some people have improved their employment and in turn has lessened the dependence on consumer loans for some purchases.

Commercial and agricultural loans are the largest segment of the loan portfolio and, by nature, bear a higher degree of risk. Management is aware of the growth of loans in this category and believes the lending practices, policies, and procedures surrounding this loan category are adequate to manage this risk.

Table 9 - Loans Outstanding reflects outstanding balances by loan type for the past five years. Additional loan information is presented in Note 4 to the consolidated financial statements.

TABLE 9 - LOANS OUTSTANDING
AT DECEMBER 31,

	2001	2000	1999	1998	1997
Commercial, financial and agricultural	$126,131	$122,412	$112,634	$98,956	$90,690
Real estate - construction	6,036	5,310	7,157	6,645	4,533
Real estate - mortgage	80,548	74,824	67,376	58,637	54,119
Consumer	54,218	52,394	49,840	49,734	47,466
TOTAL LOANS	$266,933	$254,940	$237,007	$213,972	$196,808

Table 10 - Loan Liquidity and Sensitivity to Changes in Interest Rates reflects the maturity schedule or repricing frequency of all loans. Also indicated are fixed and variable rate loans maturing after one year for all loans.

TABLE 10 - LOAN LIQUIDITY
LOAN MATURITIES AT DECEMBER 31, 2001

	1 YEAR OR LESS	1 - 5 YEARS	OVER 5 YEARS	Total
Commercial, financial and agricultural	$35,641	$38,787	$51,703	$126,131
Real estate - construction	5,245	743	48	6,036
Real estate - mortgage	8,199	58,360	13,989	80,548
Consumer	23,287	29,436	1,495	54,218
Total loans	$72,372	$127,326	$67,235	$266,933

SENSITIVITY TO CHANGES IN INTEREST RATES

	1 - 5 YEARS	OVER 5 YEARS
Fixed rates	$126,345	$54,927
Variable rates	981	12,308
Total loans	$127,326	$67,235

DEPOSITS

The Company offers a wide variety of deposit services to individual and commercial customers, such as non-interest-bearing and interest-bearing checking accounts, savings accounts, money market deposit accounts, and certificates of deposit. The deposit base provides the major funding source for earning assets. Time deposits continue to be the largest single source of the Company's deposit base.

A three-year schedule of deposits by type and maturities of time deposits greater than $100,000 is presented in Table 11 - Deposit Information.

TABLE 11 - DEPOSIT INFORMATION

	2001		2000		1999	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing	$41,698		$37,438		$37,378	
Interest-bearing demand	82,127	2.35%	75,810	3.08%	77,820	2.69%
Savings	19,828	2.63%	19,271	3.43%	19,481	3.09%
Certificates of deposit	183,883	5.29%	158,185	5.53%	153,497	4.81%
	$327,536	3.72%	$290,704	4.04%	$288,176	3.50%

MATURITY RANGES OF TIME DEPOSITS OF $100,000 OR MORE AT DECEMBER 31,

	2001
3 months or less	$28,609
3 through 6 months	18,277
6 through 12 months	18,893
over 12 months	7,468
	$73,247

The Company in its normal course of business will acquire large certificates of deposit, generally from public entities, for a variety of maturities. These funds are acquired on a bid basis and are considered to be part of the deposit base of the Company.

Borrowings

Aside from the core deposit base and large denomination certificates of deposit mentioned above, the remaining funding sources include short-term and long-term borrowings. Short-term borrowings consist of federal funds purchased from other financial institutions on an overnight basis, short-term and long-term borrowings from the Federal Home Loan Bank of Dallas (FHLB), and U.S. Treasury demand notes for treasury, tax and loan (TT&L).

TABLE 12 - SHORT-TERM BORROWINGS

	As of December 31,		
	2001	2000	1999
Federal Home Loan Bank borrowings			
Year-end balance	$0	$32,000	$13,100
Weighted average rate	0.00%	6.39%	5.93%
Maximum month-end balance	$34,300	$32,000	$13,100
Year to date average balance	$7,862	$14,389	$1,762
Weighted average rate	5.38%	6.61%	5.58%

The Company foresees short-term borrowings to be a continued source of liquidity and will continue to use these borrowings as a method to fund short-term needs. The Company has the capacity to borrow up to $92,171,500 from the FHLB and other financial institutions in the form of federal funds purchased and will use these borrowings if circumstances warrant such action.

The Company, at the end of 2001, had long-term debt in the amount of $14,628,788 to the Federal Home Loan Bank for advances and $2,057,402 payable to the State of Mississippi for advances under the Agribusiness Enterprise Loan Program. This program provides monies to banks to be extended to qualifying farmers at no interest. Farmers that qualify for the program receive 20% of their loan at zero interest. When the loan is repaid, the State receives its pro-rata share of 20% of the principal payment. The remaining maturity schedule of the long-term debt at December 31, 2001 is listed below.

	2001
Less than one year	$923
One year to three years	2,028
Over three years	13,735
Total Long-term borrowings	$16,686

LIQUIDITY AND RATE SENSITIVITY

Liquidity management is the process by which the Company ensures that adequate liquid funds are available to meet financial commitments on a timely basis. These commitments include honoring withdrawals by depositors, funding credit obligations to borrowers, servicing long-term obligations, making shareholder dividend payments, paying operating expenses, funding capital expenditures, and maintaining reserve requirements.

Interest rate risk is the exposure of Company earnings and capital to changes in interest rates. All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring the interest rate risk is the process that ranges from reducing the exposure of the Company's interest margin to swings in interest rates to assuring that there is sufficient capital and liquidity to support future balance sheet growth.

The Bank's source of funding is predominantly core deposits consisting of both commercial and individual deposits, proceeds from maturities of securities, repayments of loan principal and interest, federal funds purchased, and short-term and long-term borrowing from the FHLB. The growth of core deposits has been at a lower growth rate than that of loans. As a result, the Company is increasingly dependent upon non-core sources of funding such as federal funds purchased and short and long term borrowings from the FHLB.

The deposit base is diversified between individual and commercial accounts which help avoid dependence on large concentrations of funds. The Company does not solicit certificates of deposit from brokers. The primary sources of liquidity on the asset side of the balance sheet are federal funds sold and securities classified as available-for-sale. All of the investment securities portfolio are classified in the available-for-sale category, and are available to be sold, should liquidity needs arise.

Table 13 - Funding Uses and Sources details the main components of cash flows for 2001 and 2000.

TABLE 13 - FUNDING USES AND SOURCES

	2001			2000		
	Average Balance	Increase/(decrease) Amount	Percent	Average Balance	Increase/(decrease) Amount	Percent
FUNDING USES						
Loans, net of unearned	$255,185	$10,878	4.45%	$244,307	$23,142	10.46%
Taxable securities	78,423	-1,110	-1.40%	79,533	-541	0.68%
Tax-exempt securities	23,952	1,582	7.07%	22,370	6,227	38.57%
Federal funds sold and other	15,681	14,500	1227.77%	1,181	-2,360	-66.60%
TOTAL USES	$373,241	$25,850	7.44%	$347,391	$26,468	8.49%
FUNDING SOURCES						
Noninterest-bearing deposits	$41,698	$3,929	10.49%	$37,439	$62	0.17%
Interest-bearing demand and savings deposits	101,955	6,874	7.23%	95,081	-2,220	-2.28%
Time Deposits	183,883	25,698	16.25%	158,185	4,688	3.05%
Short-term borrowings	9,721	-16,975	-63.59%	26,696	20,891	359.88%
Long-term debt	16,956	4,285	33.82%	12,671	-5	-0.04%
TOTAL SOURCES	$354,213	$23,811	7.21%	$330,072	$23,416	7.64%

Rate sensitivity gap is defined as the difference between the repricing of interest earning assets and the repricing of interest bearing liabilities within certain defined time frames. The Company's interest rate sensitivity position is influenced by the distribution of interest earning assets and interest-bearing liabilities among the maturity categories. Table 14 - Liquidity and Interest Rate Sensitivity reflects interest earning assets and interest-bearing liabilities by maturity distribution as of December 31, 2001. Product lines repricing in time periods predetermined by contractual agreements are included in the respective maturity categories.

TABLE 14 - LIQUIDITY AND INTEREST RATE SENSITIVITY

AT DECEMBER 31, 2001

	1 - 90 Days	91 - 365 Days	1 - 5 Years	Over 5 years	Total
INTEREST EARNING ASSETS					
Loans	$62,502	$64,799	$124,658	$5,863	$257,822
Investment securities	5,437	11,011	31,517	73,012	120,977
Federal Home Loan Bank Account	5,421	0	0	0	5,421
Federal Funds Sold	6,100	0	0	0	6,100
TOTAL INTEREST BEARING ASSETS	$79,460	$75,810	$156,175	$78,875	$390,320
INTEREST BEARING LIABILITIES					
Interest bearing demand deposits	$80,006	$0	$0	$0	$80,006
Savings deposits	22,376	0	0	0	22,376
Time deposits	77,051	103,446	14,139	0	194,636
Short term borrowings	0	0	0	0	0
Long term borrowings	226	697	15,763	0	16,686
TOTAL INTEREST BEARING LIABILITIES	$179,659	$104,143	$29,902	$0	$313,704
Rate sensitive gap	-$100,199	-$28,333	$126,273	$78,875	$76,616
Rate sensitive cumulative gap	-100,199	-128,532	-2,259	76,616	
Cumulative gap as a percentage of total earning assets	-25.67%	-32.93%	-0.58%	19.63%	

The purpose of the above table is to measure interest rate risk utilizing the repricing intervals of interest sensitive assets and liabilities. Rate sensitive gaps constantly change as funds are acquired and invested and as rates change. Rising interest rates are likely to increase net interest income in a positive gap position while falling interest rates are beneficial in a negative gap position.

The above rate sensitivity analysis places interest-bearing demand and savings deposits in the shortest maturity category because these liabilities do not have defined maturities. If these deposits were placed in a maturity distribution representative of the Company's deposit base history, the shortfall of the negative rate sensitive gap position would be reduced in the 1-to-90 day time frame.

The Company's large negative cumulative gap position in the one-year period ending December 31, 2001 was mainly due to: (1) the interest-bearing and savings deposits being classified in the 1-90 day category; (2) approximately 93% of certificates of deposit maturing during the next twelve months; and (3) a significant portion of the Company's loans maturing after one year. A decline in the interest rate environment would enhance earnings, while an increase in interest rates would have the opposite effect on corporate earnings. The effect would be mitigated by the fact that interest-bearing demand and savings deposits may not be immediately affected by changes in general interest rates.

CAPITAL RESOURCES

The Company and Bank are subject to various regulatory capital guidelines as required by federal and state banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal regulatory agencies to define capital tiers. These are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under these regulations, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, a total capital ratio of at least 10.00%, a leverage ratio of at least 5.00% and not be under a capital directive order. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on the Company's financial statements. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion are limited, and the institution is required to submit a capital restoration plan.

Management believes the Company and the Bank meet all the capital requirements to be well-capitalized under the guidelines established by the banking regulators as of December 31, 2001, as noted below in Table 15 - Capital Ratios. To be well-capitalized, the Company and Bank must maintain the prompt corrective action capital guidelines described above.

Management has sought in the past to maintain a high level of capital to allow the Company to respond to growth and acquisition opportunities in our service area. This strategy has allowed us to purchase the two branches from Union Planters in 2001 without having to raise capital. The Company has signed an Agreement and Plan of Share Exchange to purchase CB&T Capital Corporation and Citizens Bank & Trust Company in Louisville, Mississippi in the second quarter of 2002, again without having to raise capital. Because the Company has been able to increase capital through the retention of earnings, the Company has not implemented a plan to raise additional capital at this time nor does it have any plans to do so.

TABLE 15 - CAPITAL RATIOS

	At December 31,		
	2001	2000	1999
Tier 1 capital			
Shareholders' equity	$47,182	$43,377	$37,546
Less: Intangibles	-2,974	-654	-650
Add/less: Unrealized loss/(gain) on securities	-157	-161	1,542
Add: Minority interest in equity accounts of unconsolidated subsidiaries	1,212	1,452	1,261
TOTAL TIER 1 CAPITAL	$45,263	$44,014	$39,699
Total capital			
Tier 1 capital	$45,263	$44,014	$39,699
Allowable allowance for loan losses	3,299	3,124	2,876
TOTAL CAPITAL	$48,562	$47,138	$42,575
RISK WEIGHTED ASSETS	$263,901	$249,683	$229,898
AVERAGE ASSETS (FOURTH QUARTER)	$430,607	$379,130	$358,995
RISK BASED RATIOS			
TIER 1	17.15%	17.63%	17.27%
TOTAL CAPITAL	18.40%	18.88%	18.52%
LEVERAGE RATIOS	10.51%	11.61%	11.06%

INFLATION

For a financial institution, effects of price changes and inflation vary considerably from an industrial organization. Changes in the prices of goods and services are the primary determinant of the industrial company's profit, whereas changes in interest rates have a major impact on a financial institution's profitability. Inflation affects the growth of total assets, but it is difficult to assess its impact because neither the timing nor the magnitude of the changes in the consumer price index directly coincide with changes in interest rates.

During periods of high inflation there are normally corresponding increases in the money supply. During such times financial institutions often experience above average growth in loans and deposits. Also, general increases in the price of goods and services will result in increased operating expenses. Over the past few years the rate of inflation has been relatively low, and its impact on the growth in the balance sheets and increased levels of income and expense has been nominal.

RECENT PRONOUNCEMENTS

In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. During 2000, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133-an amendment of FASB Statement No. 133," which concluded that it was appropriate to defer the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2001. The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

In September 2001, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)." SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. The adoption of this statement will not have a material effect on the Company's financial position or results of operations.

During 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and other Intangible Assets". SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 requires that all intangible assets, including goodwill, that result from business combinations be periodically (at least annually) evaluated for impairment, with any resulting impairment loss being charged against earnings. Also, under SFAS No. 142, goodwill resulting from any business combination accounted for according to SFAS No. 141 will not be amortized, and the amortization of goodwill related to business combinations entered into prior to June 30, 2001 will be discontinued effective, for the Company, January 1, 2002. The Company will adopt the provisions of SFAS No. 141 immediately and the provisions of SFAS No. 142 related to discontinuation of goodwill amortization effective January 1, 2002.

Also during 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 143 requires estimated future asset retirement costs to be are recognized as a liability, recorded at their fair value and capitalized as part of the asset and depreciated. Under the new pronouncement, the resulting retirement obligation liability is discounted and accretion expense is recognized using the credit-adjusted risk- free interest rate. The pronouncement is effective for years beginning after June 15, 2002 although early application is permitted. The Company will adopt the provisions of SFAS No. 143 effective January 1, 2003. Management does not expect the adoption of this pronouncement to have a material effect on the Company's financial statements.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was also issued by the FASB during 2001 and is effective for years beginning after December 31, 2001. The new pronouncement sets forth requirements for testing and accounting for impairment or disposal of assets to be held and used, assets to be disposed of other than by sale, and assets to be sold. The Company will adopt SFAS No. 144 on January 1,2002. Its adoption is not expected to have a material impact on the Company's financial statements.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report contains statements which constitute forward-looking statements and information which are based on management's beliefs, plans, expectations, assumptions and on information currently available to management. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate," and similar expressions used in this report that do not relate to historical facts are intended to identify forward-looking statements. These statements appear in a number of places in this report. The Corporation notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operation, performance, development and results of the Corporation's and the Bank's business include, but are not limited to, the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Corporation operates; (b) changes in the legislative and regulatory environment that negatively impact the Corporation and Bank through increased operating expenses; (c) increased competition from other financial institutions; (d) the impact of technological advances; (e) expectations about the movement of interest rates, including actions that may be taken by the Federal Reserve Board in response to changing economic conditions; (f) changes in asset quality and loan demand; (g) expectations about overall economic strength and the performance of the economy in the Corporation's market area; and (h) other risks detailed from time to time in the Corporation's filings with the Securities and Exchange Commission. The Corporation does not undertake any obligation to update or revise any forward-looking statements subsequent to the date on which they are made.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

The definition of market risk is the possibility of loss that could result from adverse changes in market prices and rates. The Company has taken steps to assess the amount of risk that is associated with its asset and liability structure. The Company measures the potential risk on a regular basis and makes changes to its strategies to manage these risks. The Board of Directors reviews important policy limits each month with a more detailed risk analysis completed on a quarterly basis. These measurement tools are important in allowing the Company to manage market risk and to plan effective strategies to respond to any adverse changes in risk. The Company does not participate in some of the financial instruments that are inherently subject to substantial market risk.

Market/Interest Rate Risk Management

The primary purpose in managing interest rate risk is to effectively invest capital and preserve the value created by the core banking business. The Company utilizes an investment portfolio to manage the interest rate risk naturally created through its business activities. The quarterly interest rate risk report is used to evaluate exposure to interest rate risk, project earnings and manage the composition of the balance sheet and its growth. This report utilizes a 200 basis point rate shock up and down and measures the effect on earnings and the value of equity.

Static gap analysis is also used in measuring interest rate risk. Although management believes that this does not provide a complete picture of the Company's exposure to interest rate risk, it does highlight significant short-term repricing volume mismatches. The following table presents the Company's rate sensitivity static gap analysis at December 31, 2001 ($ in thousands):

	Interest Sensitive Within	
	90 days	One year
Total rate sensitive assets	$79,460	$75,810
Total rate sensitive liabilities	179,659	104,143
Net gap	($100,199)	($28,333)

The analysis indicates a negative gap position over the next three- and twelve –month periods which indicates that the Company would benefit somewhat from a decrease in market interest rates. Although rate increases would be detrimental to the interest rate risk of the Company, management believes there is adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to these changes.

The static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. The interest rate sensitivity table that follows provides additional information about the financial instruments that are sensitive to changes in interest rates. This tabular disclosure is limited by its failure to depict accurately the effect on assumptions of significant changes in the economy or interest rates as well as changes in management's expectations or intentions. The information in the interest rate sensitivity table below reflects contractual interest rate pricing dates and contractual maturity dates. For indeterminate maturity deposit products (money market, NOW and savings accounts), the tables present principal cash flows in the shortest term. Although these deposits may not reprice within this time frame, they certainly have the opportunity to do so. Weighted average floating rates are based on the rate for that product as of December 31, 2001 and 2000.

INTEREST RATE SENSITIVITY

December 31, 2001

	2002	2003	2004	2005	2006	Thereafter	Carrying Value	Fair Value
Loans								
Fixed Rate	$91,835	$35,445	$33,870	$23,071	$27,102	$27,820	$239,143	$237,451
Average Int Rate	8.30%	8.15%	7.95%	8.09%	7.66%	7.50%	8.04%	
Floating Rate	$8,912	$4,222	$2,520	$2,649	$2,004	$4,828	$25,135	$24,957
Average Int Rate	5.34%	6.04%	6.15%	6.12%	6.16%	6.13%	5.84%	
Investment securities								
Fixed Rate	$14,632	$10,709	$13,021	$6,008	$6,212	$71,985	$122,567	$122,567
Average Int Rate	6.35%	6.18%	4.41%	5.76%	5.66%	6.49%	6.15%	
Floating Rate								
Average Int Rate								
Other earning assets								
Fixed Rate	$6,100						$6,100	$6,100
Average Int Rate	1.63%						1.63%	
Floating Rate								
Average Int Rate								
Interest-bearing deposits								
Fixed Rate	$272,200	$19,298	$1,735	$181	$11		$293,425	$294,221
Average Int Rate	3.00%	4.65%	4.89%	5.85%	4.56%		3.12%	
Floating Rate	$6,513	$5,414	$3,401	$9	$11		$15,348	$15,390
Average Int Rate	3.15%	3.15%	3.15%	3.15%	3.15%		3.15%	
Other int-bearing liabilities								
Fixed Rate	$923	$10,969	$1,018	$1,070	$649		$14,629	$14,629
Average Int Rate	4.94%	5.51%	4.94%	4.94%	4.94%		5.36%	
Floating Rate								
Average Int Rate								

December 31, 2000

	2001	2002	2003	2004	2005	Thereafter	Carrying Value	Fair Value
Loans								
Fixed Rate	$63,476	$19,973	$30,894	$48,129	$37,626	$24,000	$224,098	$217,675
Average Int Rate	9.81%	10.14%	8.94%	8.43%	8.94%	7.83%	9.06%	
Floating Rate	$12,602	$589	$610	$234	$1,176	$15,027	$30,238	$29,371
Average Int Rate	9.88%	10.00%	10.23%	9.74%	10.42%	10.49%	10.21%	
Investment securities								
Fixed Rate	$28,642	$17,123	$7,091	$1,498	$5,597	$43,582	$103,533	$103,533
Average Int Rate	6.06%	6.31%	6.49%	6.16%	6.75%	7.13%	6.62%	
Floating Rate								
Average Int Rate								
Other earning assets								
Fixed Rate	$3,100						$3,100	$3,100
Average Int Rate	6.06%						6.06%	
Floating Rate								
Average Int Rate								
Interest-bearing deposits								
Fixed Rate	$225,978	$8,412	$4,218		$616		$239,224	$238,575
Average Int Rate	4.82%	6.56%	6.72%		6.00%		6.09%	
Floating Rate	$4,258	$7,099	$2,344	$20	$2		$13,723	$13,686
Average Int Rate	6.11%	6.11%	6.11%	6.11%	6.11%		6.11%	
Other int-bearing liabilities								
Fixed Rate	$32,700		$10,000				$42,700	$42,700
Average Int Rate	6.39%		5.56%				6.20%	
Floating Rate								
Average Int Rate								

QUARTERLY FINANCIAL TRENDS

	2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year to Date
Interest Income	$7,259	$7,184	$7,399	$7,277	$29,119
Interest Expense	3,620	3,354	3,417	3,008	13,399
Net Interest Income	3,639	3,830	3,982	4,269	15,720
Provision for Loan Losses	120	449	174	380	$1,123
Non-interest Income	905	1,123	1,066	886	$3,980
Non-interest Expense	2,417	2,405	2,533	2,953	$10,308
Income Taxes	633	613	781	531	$2,558
Net Income	$1,374	$1,486	$1,560	$1,291	$5,711
Per common share:					
Basic	$0.28	$0.30	$0.31	$0.26	$1.15
Diluted	$0.28	$0.30	$0.31	$0.26	$1.15
Cash Dividends	$0.083	$0.100	$0.100	$0.100	$0.383

	2000				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year to Date
Interest Income	$6,792	$7,010	$7,353	$7,483	$28,638
Interest Expense	3,131	3,437	3,627	3,869	14,064
Net Interest Income	3,661	3,573	3,726	3,614	14,574
Provision for Loan Losses	86	197	316	319	$918
Non-interest Income	762	855	796	872	$3,285
Non-interest Expense	2,226	2,131	2,178	2,237	$8,772
Income Taxes	739	723	680	493	$2,635
Net Income	$1,372	$1,377	$1,348	$1,437	$5,534
Per common share:					
Basic	$0.28	$0.28	$0.27	$0.29	$1.12
Diluted	$0.27	$0.28	$0.27	$0.29	$1.11
Cash Dividends	$0.067	$0.067	$0.067	$0.082	$0.283

CITIZENS HOLDING COMPANY AND SUBSIDIARY

Philadelphia, Mississippi

Audited Consolidated Financial Statements

Years Ended December 31, 2001, 2000, and 1999

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Citizens Holding Company
Philadelphia, Mississippi

We have audited the accompanying consolidated balance sheets of Citizens Holding Company and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Citizens Holding Company and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Horne CPA Group

Jackson, Mississippi
January 18, 2002

CITIZENS HOLDING COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2001 and 2000

		2001		2000
ASSETS				
Cash and due from banks	$	12,713,482	$	10,415,155
Interest bearing deposits with other banks		5,421,241		863,371
Federal funds sold		6,100,000		3,100,000
Securities Available for Sale, at Fair Value (amortized cost of $122,304,542 in 2001, and $103,281,306 in 2000)		122,567,180		103,533,174
Loans, net of allowance for loan losses of $3,375,000 in 2001 and $3,325,000 in 2000		260,903,091		248,696,755
Bank premises, furniture, fixtures and equipment, net		5,143,535		4,362,206
Real estate acquired by foreclosure		340,657		133,325
Accrued interest receivable		4,121,922		4,726,113
Cash value of life insurance		2,809,410		3,019,454
Intangible assets, net		2,974,023		654,160
Other assets		4,118,333		3,296,696
Total Assets	$	427,212,874	$	382,800,409
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits				
Non-interest bearing demand deposits	$	50,535,929	$	36,961,489
Interest bearing NOW and money market accounts		91,656,150		68,499,167
Interest bearing time deposits		194,635,343		165,393,512
Interest bearing savings deposits		22,481,585		19,053,589
Total deposits		359,309,007		289,907,757
Federal Home Loan Bank advances		14,628,788		42,000,000
Treasury tax and loan advances		-		700,000
Accrued interest payable		1,415,513		1,597,445
Directors deferred compensation payable		1,079,191		916,256
Other Liabilities		2,386,608		2,849,999
Total Liabilities		378,819,107		337,971,457
Commitments and Contingencies				
Minority interest		1,212,199		1,451,991
Stockholders' Equity				
Common stock, $.20 par value, authorized 22,500,000 shares; 4,963,125 shares issued at 2001and 3,353,750 in 2000		992,625		670,750
Additional paid in capital		3,031,252		3,353,127
Accumulated other comprehensive income (loss), net of deferred tax asset (liability) of $(89,295) in 2001 and $(85,635) in 2000		157,074		160,834
Retained earnings		43,240,017		39,431,650
		47,420,968		43,616,361
Less cost of treasury stock – 67,500 shares at 2001 and 2000		(239,400)		(239,400)
Total Stockholders' Equity		47,181,568		43,376,961
Total Liabilities and Stockholders' Equity	$	427,212,874	$	382,800,409

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Income

Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Interest Income			
Interest and fees on loans	$ 22,770,622	$ 22,280,018	$ 19,607,524
Interest on securities			
Taxable	4,670,987	5,066,547	4,840,807
Non-taxable	1,117,874	1,073,142	799,867
Other interest	558,961	218,392	227,354
Total Interest Income	29,118,444	28,638,099	25,475,552
Interest Expense			
Deposits	12,189,194	11,751,889	10,087,438
Other borrowed funds	1,209,409	2,312,030	886,774
Total Interest Expense	13,398,603	14,063,919	10,974,212
Net Interest Income	15,719,841	14,574,180	14,501,340
Provision for loan losses	(1,123,166)	(917,519)	(849,344)
Net Interest Income After Provision for Loan Losses	14,596,675	13,656,661	13,651,996
Non-Interest Income			
Service charges on deposit accounts	2,810,403	2,470,018	2,371,809
Other service charges and fees	572,187	383,558	289,420
Other income	598,022	431,244	460,993
Total Non-Interest Income	3,980,612	3,284,820	3,122,222
Non-Interest Expense			
Salaries and employee benefits	5,597,105	4,901,589	4,656,363
Occupancy expense	741,912	654,037	552,348
Equipment expense	888,648	731,878	813,000
Earnings applicable to minority interest	166,196	190,393	196,475
Other expense	2,914,602	2,294,008	2,142,056
Total Non-Interest Expense	10,308,463	8,771,905	8,360,242
Income before income taxes	8,268,824	8,169,576	8,413,976
Income tax expense	2,557,926	2,635,211	2,792,620
Net Income	$ 5,710,898	$ 5,534,365	$ 5,621,356
Net Income Per Share – Basic	$ 1.15	$ 1.12	$ 1.13
Net Income Per Share – Diluted	$ 1.15	$ 1.11	$ 1.13
Average Shares Outstanding:			
Basic	4,963,125	4,963,125	4,963,125
Diluted	4,980,568	4,975,232	4,974,035

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Net Income	$ 5,710,898	$ 5,534,365	$ 5,621,356
Other Comprehensive Income (Loss), Net of Tax			
Unrealized holding gains (losses) during year	(3,760)	1,748,548	(2,471,959)
Less reclassification adjustment for gains (losses) included in net income	-	45,694	(54)
Total Other Comprehensive Income (Loss)	(3,760)	1,702,854	(2,471,905)
Comprehensive Income	$ 5,707,138	$ 7,237,219	$ 3,149,451

The accompanying notes are an integral part of these statements

CITIZENS HOLDING COMPANY AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2001, 2000, and 1999

	Number of Shares Issued	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance, December 31, 1998	670,750 $	670,750 $	3,353,127 $	929,885 $	30,740,948 $	(239,400) $	35,455,310
Net income	-	-	-	-	5,621,356	-	5,621,356
Dividends paid	-	-	-	-	(1,058,800)	-	(1,058,800)
5 for 1 stock split	2,683,000	-	-	-	-	-	-
Other comprehensive income (loss), net	-	-	-	(2,471,905)	-	-	(2,471,905)
Balance, December 31, 1999	3,353,750	670,750	3,353,127	(1,542,020)	35,303,504	(239,400)	37,545,961
Net income	-	-	-	-	5,534,365	-	5,534,365
Dividends paid	-	-	-	-	(1,406,219)	-	(1,406,219)
Other comprehensive income (loss), net	-	-	-	1,702,854	-	-	1,702,854
Balance, December 31, 2000	3,353,750	670,750	3,353,127	160,834	39,431,650	(239,400)	43,376,961
Net income	-	-	-	-	5,710,898	-	5,710,898
Dividends paid	-	-	-	-	(1,902,531)	-	(1,902,531)
3 for 2 stock split	1,609,375	321,875	(321,875)	-	-	-	-
Other comprehensive income (loss), net	-	-	-	(3,760)	-	-	(3,760)
							-
Balance, December 31, 2001	4,963,125 $	992,625 $	3,031,252 $	157,074 $	43,240,017 $	(239,400) $	47,181,568

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 5,710,898	$ 5,534,365	$ 5,621,356
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	546,479	476,585	526,778
Amortization of intangibles	193,109	72,110	67,008
Amortization of premiums and accretion of discounts on investment securities	(131,470)	(108,863)	(68,773)
Provision for loan losses	1,123,166	917,519	849,344
Investment securities (gains) losses	-	(45,694)	54
Deferred income tax benefit	23,188	(79,528)	(49,041)
Net earnings applicable to minority interest	(239,792)	190,343	61,021
(Increase) decrease in real estate acquired by foreclosure	(207,332)	158,183	(234,414)
(Increase) decrease in accrued interest receivable	604,191	(1,042,264)	13,260
Increase in cash value of life insurance	210,044	(191,189)	(311,904)
Increase in other assets	(577,722)	(302,250)	(322,880)
Increase (decrease) in income taxes payable	(224,387)	30,577	-
Increase (decrease) in accrued interest payable	(181,932)	354,529	(31,143)
Increase in directors deferred compensation	162,935	104,126	93,262
Increase (decrease) in other liabilities	(463,391)	(398,390)	424,692
Net Cash Provided by Operating Activities	6,547,984	5,670,159	6,638,620
Cash Flows from Investing Activities			
Proceeds from maturities of securities available for	56,903,832	15,705,000	19,931,583
Proceeds from sales of securities available for sale	-	12,442,879	3,998,853
Purchases of investment securities	(75,852,844)	(26,479,943)	(38,580,853)
Purchases of bank premises, furniture, fixtures and equipment	(1,327,808)	(427,815)	(504,102)
Decrease (increase) in interest bearing deposits with other banks	(4,557,870)	(681,329)	881,202
Net (increase) decrease in federal funds sold	(3,000,000)	(3,100,000)	4,500,000
Net increase in loans	(13,329,502)	(18,365,723)	(23,648,480)
Premium paid on branch acquisition	(2,512,972)	-	-
Net Cash Used by Investing Activities	(43,677,164)	(20,906,931)	(33,421,797)

CITIZENS HOLDING COMPANY AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash Flows from Financing Activities			
Net increase (decrease) in federal funds purchased	$ -	$ (10,600,000)	$ 600,000
Net increase in deposits	69,401,250	5,446,118	2,219,411
Net decrease in Treasury tax and loan advances	(700,000)	-	-
Dividends paid to stockholders	(1,902,531)	(1,406,219)	(1,058,800)
Net increase in Federal Home Loan Bank advances	(27,371,212)	18,900,000	23,100,000
Net Cash Provided by Financing Activities	39,427,507	12,339,899	24,860,611
Net Increase (Decrease) in Cash and Due from Banks	2,298,327	(2,896,873)	(1,922,566)
Cash and due from banks, beginning of year	10,415,155	13,312,028	15,234,594
Cash and due from banks, end of year	$ 12,713,482	$ 10,415,155	$ 13,312,028
Supplemental Disclosures of Cash Flow Information			
Cash paid for			
Interest	$ 13,580,534	$ 13,717,444	$ 11,005,355
Income taxes	$ 2,805,550	$ 2,744,590	$ 2,923,786
Supplemental Schedule of Noncash Activities			
Unrealized gain (loss) on securities available for sale	$ (46,476)	$ 2,594,194	$ (3,806,280)
Increase (decrease) in deferred income tax liability on unrealized gain (loss) on securities	$ 42,716	$ (891,340)	$ 1,317,486
Minority interest in unrealized gain (loss) on securities	$ (1,194)	$ 87,113	$ (16,889)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies of Citizens Holding Company and Subsidiary conform to generally accepted accounting principles and to general practices within the banking industry. The consolidated financial statements of Citizens Holding Company include the accounts of its approximately 97 percent owned subsidiary, The Citizens Bank of Philadelphia, Mississippi (collectively referred to as "the Company"). All significant intercompany transactions have been eliminated in consolidation.

Nature of Business

The Citizens Bank of Philadelphia, Mississippi ("Citizens Bank") operates under a state bank charter and provides general banking services. As a state bank, the bank is subject to regulations of the Mississippi Department of Banking and Consumer Finance and the Federal Deposit Insurance Corporation. Citizens Holding Company is subject to the regulations of the Federal Reserve. The area served by Citizens Bank is Neshoba County, Mississippi, and the immediately surrounding areas. Services are provided at several branch offices.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company and may not be indicative of amounts that might ultimately be realized upon disposition or settlement of those assets and liabilities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A portion of the Company's loan portfolio consists of loans secured by residential property in the east central Mississippi area. The regional economy depends heavily on light industry, agriculture, and the gaming industry. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Trust Assets

Assets held by the Trust Department of Citizens Bank in fiduciary or agency capacities are not assets of the Company and are not included in the financial statements.

Cash and Due from Banks

Cash and due from banks consist of cash on hand and demand deposits with banks. Cash flows from loans originated by the Company, deposits, and federal funds purchased and sold are reported at net in the statements of cash flows. The Company is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amount of those reserves for the year ended December 31, 2001 was $227,000.

Securities Available for Sale

Securities available for sale are reported at fair value with unrealized gains and losses net of income taxes reported as other comprehensive income. Fair values for securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The Company classifies all of its portfolio, which consists of U.S. Treasury notes, U.S. Government and Agency securities, taxable state and municipal obligations, and mortgage-backed securities, as securities available for sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in other income. The amortization of premiums and accretion of discounts are recognized in interest income, using the interest method.

Loans and Allowances for Loan Losses

Loans are reported at the principal amount outstanding, net of unearned discounts and unearned finance charges. Unearned discounts on installment loans are recognized as income over the terms of the loans by a method which approximates the interest method. Unearned finance charges and interest on commercial loans are recognized based on the principal amount outstanding.

The allowance for loan losses is established through a provision for loan losses charged against net income. Loans declared to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance represents an amount which, in management's judgment, will be adequate to absorb estimated probable losses on existing loans that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as the Company's past loan loss experience, composition of the loan portfolio, adverse situations that may affect the borrowers' ability to pay, the estimated value of any underlying collateral, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

The Company generally discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Any unpaid interest previously accrued on nonaccrual loans is reversed from income to charges to the allowance for loan losses. Interest income, generally, is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Bank Premises, Furniture, Fixtures, and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation computed on the straight-line basis for buildings and on an accelerated method for fixtures and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. *Continued*

Real Estate Acquired by Foreclosure

Real estate acquired by foreclosure consists of properties repossessed by the Company on foreclosed loans. These assets are stated at the lower of the outstanding loan amount (including accrued interest, if any) or fair value based on appraised value at the date acquired less estimated costs to sell. Losses arising from the acquisition of such property are charged against the allowance for loan losses; declines in value resulting from subsequent reappraisals or losses resulting from disposition of such property are expensed.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of nontaxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as described in SFAS No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Citizens Holding Company files a consolidated Federal income tax return. Citizen Bank remits to Citizens Holding Company amounts determined to be currently payable.

Stock Split

In October 2001, the Board of Directors of the Company declared a three-for-two stock split for all shareholders of record as of December 14, 2001, and increased the number of authorized shares of common stock to 22,500,000. Accordingly, all share and per share information in these financial statements and related footnotes has been restated to give effect to the three-for-two split.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The weighted average number of shares outstanding was 4,963,125 for each of the years ended December 31, 2001, 2000 and 1999. Diluted net income per share is based on the weighted average number of shares of common stock outstanding for the periods, including dilutive potential common equivalent shares which reflect the dilutive effect of the Company's outstanding stock options. Dilutive common equivalent shares for the years ended December 31, 2001, 2000 and 1999 were 17,443, 12,126 and 10,910, respectively, all attributable to stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Off-Balance Sheet Financial Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Intangible Assets

Intangible assets consists of approximately $2,392,000 of primarily core deposit intangible related to the acquisition of two bank branches in July 2001, and approximately $582,000 of goodwill related to several branch acquisitions in 1994 and 1995, and the acquisition of a mortgage company in 2000. The goodwill related to the pre-2001 acquisitions was being amortized over 15 years prior to the adoption of Statement of Financial Accounting Standard No. 142 (FAS No 142). The core deposit intangible resulting from the July 2001 branch acquisitions is being amortized in over an average life of approximately 10 years. Amortization expense for the years ended December 31, 2001 and 2000 was $193,000 and $72,000, respectively.

Investment – Insurance Company

The Company is accounting for its investment in New South Life Insurance Company ("New South"), a 20 percent owned affiliate, by the equity method of accounting. The Company's share of the net income of the affiliate is recognized as income in the Company's income statement and added to the investment account, and dividends received from New South would be treated as a reduction of the investment account. New South has not paid dividends.

The fiscal year of New South ends on November 30 and the Company follows the practice of recognizing the net income of New South on that basis.

The investment, which is included in other assets, totaled $1,389,795 and $1,238,205 at December 31, 2001 and 2000, respectively. Income from the investment for the years ended December 31, 2001, 2000, and 1999 included in other income totaled $151,590, $127,927, and $214,835, respectively.

Branch Acquisitions

In July 2001, the Company acquired branch banks in Forest and Decatur, Mississippi from Union Planters National Bank. The Company acquired substantially all of the loans and assumed substantially all of the deposits of the two branches. In addition, the Company acquired certain real estate and related furniture and fixes. The following is a recap of the assets and liabilities acquired in the branch acquisitions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Assets Acquired		
Cash	$	15,589,000
Loans		11,685,000
Accrued interest		106,000
Real estate and equipment		622,000
Total Assets Acquired	$	28,002,000
Liabilities Assumed		
Deposits	$	30,284,000
Accrued interest		228,000
Other		3,000
Total Liabilities Assumed	$	30,515,000
Excess of Liabilities Assumed	$	2,513,000

The excess of liabilities assumed over assets acquired is being accounted for primarily as a core deposit intangible asset.

Reclassifications

Certain reclassifications were made to the financial statement amounts from the prior year in order to facilitate comparability.

Recent Pronouncements

In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. During 2000, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133-an amendment of FASB Statement No. 133," which concluded that it was appropriate to defer the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2001. The Company does not expect that the adoption of this statement will have a material effect on its financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

In September 2001, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)." SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. The adoption of this statement will not have a material effect on the Company's financial position or results of operations.

During 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and other Intangible Assets". SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 requires that all intangible assets, including goodwill, that result from business combinations be periodically (at least annually) evaluated for impairment, with any resulting impairment loss being charged against earnings. Also, under SFAS No. 142, goodwill resulting from any business combination accounted for according to SFAS No. 141 will not be amortized, and the amortization of goodwill related to business combinations entered into prior to June 30, 2001 will be discontinued effective, for the Company, January 1, 2002. The Company will adopt the provisions of SFAS No. 141 immediately and the provisions of SFAS No. 142 related to discontinuation of goodwill amortization effective January 1, 2002.

Also during 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 143 requires estimated future asset retirement costs to be are recognized as a liability, recorded at their fair value and capitalized as part of the asset and depreciated. Under the new pronouncement, the resulting retirement obligation liability is discounted and accretion expense is recognized using the credit-adjusted risk- free interest rate. The pronouncement is effective for years beginning after June 15, 2002 although early application is permitted. The Company will adopt the provisions of SFAS No. 143 effective January 1, 2003. Management does not expect the adoption of this pronouncement to have a material effect on the Company's financial statements.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was also issued by the FASB during 2001 and is effective for years beginning after December 31, 2001. The new pronouncement sets forth requirements for testing and accounting for impairment or disposal of assets to be held and used, assets to be disposed of other than by sale, and assets to be sold. The Company will adopt SFAS No. 144 on January 1,2002. Its adoption is not expected to have a material impact on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Investment Securities

The amortized cost of investment securities and their market values at December 31, 2001 and 2000, were as follows:

	2001			
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury Direct	$ 30,438,629	$ 575,151	$ -	$ 31,013,780
U.S. Agency	10,397,698	290,959	12,131	10,676,526
Mortgage-backed securities	52,741,929	204,137	583,891	52,362,175
State, county and municipals	27,135,986	332,578	544,165	26,924,399
Other securities	1,590,300	-	-	1,590,300
	$ 122,304,542	$ 1,402,825	$ 1,140,187	$ 122,567,180

	2000			
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury Direct	$ 41,101,850	$ 271,274	$ 31,994	$ 41,341,130
U.S. Agency	20,068,853	149,635	71,523	20,146,965
Mortgage-backed securities	15,937,226	89,029	101,599	15,924,656
State, county and municipals	23,674,377	284,577	337,531	23,621,423
Other securities	2,499,000	-	-	2,499,000
	$ 103,281,306	$ 794,515	$ 542,647	$ 103,533,174

U.S. Government and municipal securities with an amortized cost of $83,607,360 (market value $84,485,282) at December 31, 2001, and $87,690,044 (market value $87,852,839) at December 31, 2000, were pledged to secure public and trust deposits and for other purposes as required by law.

Gross realized gains and losses are included in other income. Total gross realized gains and gross realized losses from the sale of investment securities for each of the years ended December 31, were:

	2001	2000	1999
Gross realized gains	$ -	$ 64,880	$ 3,713
Gross realized losses	-	(19,186)	(3,767)
	$ -	$ 45,694	$ (54)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Continued

The amortized cost and fair values of the maturities of investment securities at December 31, 2001, were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ 14,340,627	$ 14,632,250
Due in one to five years	35,487,198	35,950,056
Due from five to ten years	21,475,278	21,632,626
Due after ten years	51,001,439	50,352,248
	$ 122,304,542	$ 122,567,180

The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Note 3. Loans

The components of loans in the consolidated balance sheets were as follows:

	2001 Carrying Amount	2000 Carrying Amount
Commercial, financial and agricultural	$ 126,130,680	$ 122,411,768
Real estate – construction	6,035,511	5,310,937
Real estate – mortgage	80,548,297	74,823,572
Consumer	54,218,478	52,393,799
	266,932,966	254,940,076
Unearned discount	(2,654,875)	(2,918,321)
Allowance for loan losses	(3,375,000)	(3,325,000)
Loans, Net	$ 260,903,091	$ 248,696,755

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Continued

Changes in the allowance for loan losses were summarized as follows:

	2001	2000	1999
Balance at January 1	$ 3,325,000	$ 3,100,000	$ 2,900,000
Recoveries on loans previously charged-off	249,548	319,887	267,312
Loans charged-off	(1,322,714)	(1,012,406)	(916,656)
Provision charged to expense	1,123,166	917,519	849,344
Balance at December 31	$ 3,375,000	$ 3,325,000	$ 3,100,000

Loans on nonaccrual status amounted to approximately $418,813, $589,788, and $389,876 at December 31, 2001, 2000, and 1999, respectively. The effect of such loans was to reduce net income by approximately $123,804, $146,797 and $109,970 in 2001, 2000, and 1999, respectively. No loans have been recognized as impaired in conformity with SFAS No. 114 for 2001 and 2000.

Note 4. Premises, Furniture, Fixtures and Equipment

Components of premises, furniture, fixtures and equipment included in the consolidated balance sheets at December 31, 2001 and 2000, were as follows:

	2001	2000
Cost		
Land	$ 792,918	$ 792,918
Buildings	5,453,559	4,888,045
Furniture and equipment	5,395,987	4,633,693
Total Cost	11,642,464	10,314,656
Less accumulated depreciation	6,498,929	5,952,450
Bank Premises, Furniture, Fixtures and Equipment, Net	$ 5,143,535	$ 4,362,206

Depreciation expense was $546,479, $476,585, and $526,778 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Income Taxes

The consolidated provision for income taxes consisted of the following:

	2001	2000	1999
Currently payable			
Federal	$ 2,356,645	$ 2,491,383	$ 2,590,386
State	224,469	223,356	251,275
	2,581,114	2,714,739	2,841,661
Deferred tax benefit	(23,188)	(79,528)	(49,041)
Income Tax Expense	$ 2,557,926	$ 2,635,211	$ 2,792,620

The differences between the federal statutory rate and the effective tax rates for 2001, 2000, and 1999, were as follows:

	2001	2000	1999
Federal tax based on statutory rate	$ 2,924,413	$ 2,777,656	$ 2,860,752
State income tax	157,142	147,415	165,841
Change due to			
Tax-exempt investment interest	(321,389)	(303,191)	(301,076)
Minority interest	(56,507)	64,734	66,801
Other, net	(145,733)	(51,403)	302
Income Tax Expense	$ 2,557,926	$ 2,635,211	$ 2,792,620

At December 31, 2001 and 2000, net deferred tax asset consisted of the following:

	2001	2000
Allowance for loan losses	$ 863,225	$ 886,157
Deferred compensation liability	366,925	311,527
Other real estate	11,735	13,447
Investment securities basis	(216,869)	(209,303)
Unrealized gain or loss on available for sale securities	(89,295)	(85,635)
	$ 935,721	$ 916,193

The net deferred tax assets are included in other assets. The Company has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Deposits

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $73,246,704 and $64,012,405 at December 31, 2001 and 2000, respectively.

The scheduled maturities of time deposits are as follows:

Year Ending December 31,	Amount
2002	$ 172,134,654
2003	17,005,927
2004	4,670,549
2005	798,419
2006	25,794
	$ 194,635,343

Note 7. Federal Home Loan Bank Advances

Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB), advances are collateralized by all the Company's stock in the FHLB and qualifying first mortgage loans. Advances at December 31, 2001 consist of $4,628,788 in five year amortizing advances at an interest rate of 4.941 percent and $10,000,000 in long-term advances due in 2008, callable in 5 years at rates ranging from 5.457 percent to 5.660 percent.

Note 8. Investment in New South Life Insurance Company

Condensed unaudited financial information of New South Life Insurance Company as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000, and 1999, was as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Continued

	2001 (Unaudited)	2000 (Unaudited)
Assets		
Cash	$ 417,856	$ 464,910
Investments	5,960,912	5,587,154
Deferred acquisition costs	537,939	636,205
Other assets	9,255	22,526
Total Assets	$ 6,925,962	$ 6,710,795
Liabilities and Stockholders' Equity		
Unearned premium reserves	$ 1,296,453	$ 1,533,364
Claims liability	140,494	179,988
Income taxes payable	26,578	11,427
Other liabilities	67,687	34,098
	1,531,212	1,758,877
Common stock	400,000	400,000
Preferred stock	150,000	250,000
Paid-in capital	700,000	600,000
Retained earnings	4,144,750	3,701,918
	5,394,750	4,951,918
Total Liabilities and Stockholders' Equity	$ 6,925,962	$ 6,710,795

	2001 (Unaudited)	2000 (Unaudited)	1999 (Unaudited)
Income			
Insurance premiums earned	$ 1,033,106	$ 1,143,990	$ 1,309,027
Investment income	358,562	323,738	307,820
Total Income	1,391,668	1,467,728	1,616,847
Expenses			
Claims incurred	241,588	296,919	249,230
Commissions and service fees incurred	488,822	541,464	617,445
Other expenses	114,949	83,412	91,292
Income taxes	103,476	106,457	(74,742)
Total Expenses	948,835	1,028,252	883,225
Net Income	$ 442,833	$ 439,476	$ 733,622

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Summarized Financial Information of Citizens Holding Company

Summarized financial information of Citizens Holding Company, parent company only, at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000, and 1999, was as follows:

Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Cash	$ 756,159	$ 361,191
Securities available for sale, at fair value	524,530	1,308,357
Investment in bank subsidiary	45,907,322	41,783,101
Other assets	11,897	18,901
Total Assets	$ 47,199,908	$ 43,471,550
Liabilities		
Income taxes payable – current	$ -	$ 81,747
Other liabilities	18,340	12,842
	18,340	94,589
Stockholders' equity	47,181,568	43,376,961
Total Liabilities and Stockholders' Equity	$ 47,199,908	$ 43,471,550

Income Statements
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Interest income	$ 74,085	$ 86,053	$ 81,743
Interest expense	-	-	-
Net Interest Income	74,085	86,053	81,743
Other Income			
Other	34,815	46,062	54,701
Dividends from bank subsidiary	1,986,540	1,406,219	1,058,800
Equity in undistributed earnings of bank subsidiary	3,721,802	4,069,658	4,533,999
Total Other Income	5,743,157	5,521,939	5,647,500
Other expense	107,824	42,625	93,566
Income before Income Taxes	5,709,418	5,565,367	5,635,677
Income tax expense (benefit)	(1,480)	31,002	14,321
Net Income	$ 5,710,898	$ 5,534,365	$ 5,621,356

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Continued

Statements of Cash Flows
Years Ended December 31, 2001, 2000, and 1999

	2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 5,710,898	$ 5,534,365	$ 5,621,356
Adjustments to reconcile net income to net cash provided by operating activities			
(Increase) decrease in other assets	7,004	15,874	(13,540)
Increase (decrease) in income taxes payable	(81,747)	21,002	10,321
Increase (decrease) in other liabilities	5,498	7,842	(73,126)
Net Cash Provided by Operating Activities	5,641,653	5,579,083	5,545,011
Cash Flows from Investing Activities			
Change in investment securities available for sale	783,827	(55,041)	(2,416,615)
Increase in investment in bank subsidiary	(4,127,979)	(4,002,504)	(2,101,880)
Net Cash Used by Investing Activities	(3,344,152)	(4,057,545)	(4,518,495)
Cash Flows from Financing Activities			
Dividends paid to stockholders	(1,902,533)	(1,406,219)	(1,058,800)
Net Increase (Decrease) in Cash	394,968	115,319	(32,284)
Cash, beginning of year	361,191	245,872	278,156
Cash, end of year	$ 756,159	$ 361,191	$ 245,872

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Leases

The Company leases computer equipment and some branch facilities under operating leases. Rent expense was $66,692, $30,120, and $48,000 for 2001, 2000, and 1999, respectively. At December 31, 2001, the future minimum lease commitments for leases which have terms in excess of one year are:

Year Ending December 31,		Amount
2002	$	66,420
2003		66,420
2004		66,420
2005		66,420
2006		55,350
	$	321,030

Note 11. Related Party Transactions

During the ordinary course of business, the Company has made loans to its directors and significant stockholders and their 10 percent or more owned businesses. As of December 31, 2001 and 2000, these loans totaled $1,943,408 and $1,196,032, respectively. During 2001, new loans to such related parties amounted to $2,805,378, and repayments amounted to $2,058,002.

The Company has received commissions related to credit life insurance for the years ended December 31, 2001, 2000, and 1999, totaling $64,502, $84,364, and $107,331, respectively.

Note 12. Benefit Plans

Profit Sharing Plan

The Company has a profit sharing and savings plan in effect for substantially all full-time employees. Under the profit sharing and savings plan, the Company automatically contributes an amount equal to 2.7 percent of each participant's base salary to the plan. A participant may elect to make contributions to the plan. The Company matches 100 percent of employee contributions up to a limit of 6 percent of each employee's salary.

The Company's contributions to the profit sharing plan and savings plan in 2001, 2000, and 1999, totaled $288,283, $261,153, and $251,875, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Continued

Deferred Compensation Plan

The Company provides a deferred compensation plan covering its directors. Participants in the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $81,456 in 2001, $74,972 in 2000 and $42,096 in 1999.

Note 13. Concentrations of Credit Risk

All of the Company's loans, commitments, and letters of credit have been granted to customers in the Company's market area. All such customers are depositors of the Company. Investments in state and municipal securities also involve governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.

At times the Company has balances in due from bank accounts in excess of federal deposit insurance limits.

At December 31, 2001, 10 percent of the Company's deposits were from one entity.

Note 14. Commitments and Contingencies

In the normal course of business, various commitments and contingent liabilities are outstanding, such as guarantees and commitments to extend credit that are not reflected in the accompanying consolidated financial statements. At December 31, 2001 and 2000, a summary of such commitments and contingent liabilities is as follows:

	2001	2000
Commitments to extend credit	$ 12,155,738	$ 13,745,594
Letters of credit	444,500	452,825
Total	$ 12,600,238	$ 14,198,419

Commitments to extend credit, and letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded in the consolidated balance sheets. Because these instruments have fixed maturity

Note 14. Continued

dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Company. The Company's experience has been that approximately 54 percent of loan commitments are drawn upon by customers. When letters of credit are utilized, a significant portion of such utilization is on an immediate payment basis. The Company has not been required to perform on any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in 2001, 2000, or 1999.

Legal Proceedings

The Company is party to lawsuits and other claims that arise in the ordinary course of business. The lawsuits assert claims related to the general business activities of the Company. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Company's financial position or results of operations.

Note 15. Regulatory Matters

The Company is subject to the various regulatory capital requirements of the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject.

At its most recent notification from the Federal Deposit Insurance Corporation, the Company was categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "adequately capitalized," the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the Company's prompt corrective action category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Continued

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital						
(to Risk-Weighted Assets)						
Citizens Holding Company	$ 48,562,374	18.40%	$ 21,112,077	8.00%	$ N/A	- %
Citizens Bank	47,286,697	17.93	21,103,291	8.00	26,379,114	10.00
Tier I Capital						
(to Risk-Weighted Assets)						
Citizens Holding Company	45,262,671	17.15	10,556,038	4.00	N/A	-
Citizens Bank	43,988,350	16.68	10,551,646	4.00	15,827,468	6.00
Tier I Capital						
(to average Assets)						
Citizens Holding Company	45,262,671	10.51	17,224,286	4.00	N/A	-
Citizens Bank	43,988,350	10.33	17,028,839	4.00	21,286,049	5.00

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000						
Total Capital						
(to Risk-Weighted Assets)						
Citizens Holding Company	$ 47,137,511	18.88%	$ 19,974,622	8.00%	$ N/A	- %
Citizens Bank	45,541,318	18.25	19,958,747	8.00	24,948,434	10.00
Tier I Capital						
(to Risk-Weighted Assets)						
Citizens Holding Company	44,013,958	17.63	9,987,311	4.00%	N/A	-
Citizens Bank	42,420,215	17.00	9,979,374	4.00	14,969,060	6.00
Tier I Capital						
(to average Assets)						
Citizens Holding Company	44,013,958	11.61	15,165,218	4.00%	N/A	-
Citizens Bank	42,420,215	11.24	15,092,240	4.00	18,865,300	5.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Fair Values of Financial Instruments

The fair value estimates, methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments were:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks	$ 12,713,482	$ 12,713,482	$ 10,415,155	$ 10,415,155
Interest bearing deposits with banks	5,421,241	5,421,241	863,371	863,371
Federal funds sold	6,100,000	6,100,000	3,100,000	3,100,000
Securities available for sale	122,567,180	122,567,180	103,533,174	103,533,174
Net loans	260,903,091	262,408,345	248,696,755	247,046,384
Financial Liabilities				
Deposits	$ 359,309,007	$360,147,682	$ 289,907,757	$290,268,948
Federal Home Loan Bank advances	14,628,788	14,628,788	42,000,000	42,000,000

Cash and due from banks, Interest bearing deposits with banks and Federal funds sold: The carrying amounts reported in the balance sheet for these instruments approximate those assets' fair values because of their immediate and shorter-term maturities.

Securities available for sale: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Net Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Deposits: The fair values for demand deposits, NOW and money market accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and time deposits approximate their fair values at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Continued

Federal funds purchased: The carrying amounts of Federal funds purchased approximate their fair values because of their short term maturities.

Federal Home Loan Bank advances: The fair value of the portion of Federal Home Loan Bank advances that matures within 90 days approximates its fair value. For longer term maturities, the fair value is based on discounted cash flow analysis.

Off-balance-sheet instruments: The fair value of commitments to extend credit and letters of credit are estimated using fees currently charged to enter into similar agreements. The fees associated with these financial instruments are not material.

Note 17. Stock Options

The Company has a directors' stock compensation plan and employees' long-term incentive plan. Under the directors' plan the Company may grant options up to 105,000 shares of common stock. The price of each option shall be equal to the market price determined as of the option grant date. Options granted are exercisable after 6 months and shall expire after 10 years. Under the employees' incentive plan the Company may grant options up to 7 percent of the total number of shares of common stock which may be issued and outstanding. Incentive options must be granted within 10 years of the adoption of the plan and shall expire no later than 10 years from the grant date. The exercise price shall be equal to the market price of the Company's stock on the date of grant.

The Company applies APB Opinion 25 in accounting for the compensation and long-term incentive plan. Accordingly, there was no compensation cost related to options granted during the years ending December 31, 2001 and 2000 and compensation cost related to options granted during the year ended December 31, 1999 was immaterial. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123 using publicly traded share prices as a basis of determining fair values, net income and earnings per share would have been reduced as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Continued

	2001	2000
Net Income		
As reported	$ 5,710,898	$ 5,534,365
Proforma	$ 5,657,245	$ 5,451,393
Basic Earnings Per Share		
As reported	$ 1.15	$ 1.67
Proforma	$ 1.14	$ 1.65
Diluted Earnings Per Share		
As reported	$ 1.15	$ 1.67
Proforma	$ 1.14	$ 1.64

The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were made in estimating fair values in 2001 and 2000:

Assumption	2001	2000
Dividend yield	1.5%	1.5 %
Risk-free interest rate	6.25%	6.25%
Expected life	10 years	10 years
Expected volatility	16.05	22.80%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Continued

Following is a summary of the status of the plans for the year ending December 31, 2001 and 2000:

	Directors' Plan			Employees' Plan		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding at January 1, 2000	27,300	$	7.25	5,850	$	7.20
Granted	13,500		11.00	16,350		10.33
Exercised	-		-	-		-
Forfeited	-		-	-		-
Outstanding at December 31, 2000	40,800	$	8.49	22,200		9.51
Granted	15,000		10.83	6,000		11.25
Exercised	-		-	-		-
Forfeited	-		-	(1,500)		10.33
Outstanding at December 31, 2001	55,800	$	9.12	26,700		9.85
Options exercisable at:						
December 31, 2000	40,800	$	8.43	22,200	$	9.52
December 31, 2001	55,800	$	9.12	26,700	$	9.85
Weighted average fair value of options granted during year ended:						
December 31, 2000		$	4.34		$	4.08
December 31, 2001		$	3.83		$	4.13

Financial Information

Corporate Headquarters
521 Main Street
P.O. Box 209
Philadelphia, MS 39350
601.656.4692

Annual Stockholder Meeting
The Annual Stockholder meeting of the Citizens Holding Company, Inc. will be held Tuesday, April 23, 2002 at 3:30 P.M. at the main office of The Citizens Bank, 521 Main Street, Philadelphia, Mississippi.

Stock Registrar and Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street - 46th Floor
New York, NY 10005

Form 10-K
The Corporation's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to stockholder's upon request to the Treasurer of the Citizens Holding Company.

Financial Contact
Robert T. Smith
Treasurer
P.O. Box 209
Philadelphia, Mississippi 39350
601.656.4692